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                              EMPLOYMENT AGREEMENT
                              --------------------

         THIS EMPLOYMENT AGREEMENT (this "Agreement") is made in Richmond, Indiana as of April 1, 1997, by and between Stant Corporation, a Delaware corporation with its principle place of business at 425 Commerce Drive, Richmond, IN 47374 (the "Company"), and William S. Wade, Jr., an individual residing at 28 Whipstick Road, Ridgefield, CT 06877 ("Executive").

                                  WITNESSETH:

         WHEREAS, the Company desires to retain the services of Executive as its Senior Vice President - Sales & Marketing, and Executive has indicated his willingness to provide his services in such position on the terms and conditions set forth herein;

         NOW THEREFORE, in consideration of the covenants and the agreements herein contained, the parties agree as follows:

         1. Services

         During the Term of Employment (as defined in Subsection 3(a) below), the Company hereby employs Executive as its Senior Vice President-Sales & Marketing, and Executive hereby accepts such employment. In his capacity as the Company's Senior Vice President - Sales & Marketing, Executive shall devote substantially all his business time, attention, skill and efforts to the faithful performance of his duties hereunder and shall have the usual powers and duties vested in the office of the Senior Vice President - Sales & Marketing of a corporation of the size, stature and nature of the Company. Executive shall report directly to the President and Chief Executive Officer of the Company (the "President"). As such Senior Vice President - Sales & Marketing the Executive shall have sufficient authority to accomplish the objectives and goals set forth for him by the President of the Company.

         The principal place of employment shall be the Greater Chicago Area which is defined as that area which is within fifty (50) miles of the main post office of Chicago.

         2. Compensation

         For all services to be rendered by Executive in any capacity hereunder, during the Term of Employment the Company shall pay or provide to Executive, and Executive shall accept, the following amounts and benefits:

         (a) Base Salary. The Company shall pay to Executive in cash in accordance with its regular payroll practices (but no less frequently than monthly) a base salary (the "Base Salary") at the initial annual rate of $250,000, which rate shall be reviewed by the President on or about January 1, 1998 and annually thereafter. Such salary may be increased, but not decreased, from time-to-time at the discretion of the President, subject to such limitations as may be set from time to time by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board of Directors"), to reflect both merit and cost of living increases, and upon any such increase in the annual rate of Executive's base salary, such increased amount shall become the "Base Salary" for the remainder of the Term of Employment.

         (b) Incentive Compensation. Executive shall participate in an annual incentive compensation plan for executives to be adopted by the Committee whereby Executive shall have the opportunity each year to earn a cash bonus in an amount of up to 50% of the Base Salary for such year based upon the

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attainment of financial targets which are realistically obtainable established for the Company and achievement of individual personal objectives, with the opportunity each year to earn a cash bonus in an amount in excess of 50% of the Base Salary for attainment of extraordinary results. The cash bonus provided for in this Subsection 2(b) shall be paid on or before the thirtieth (30th) day following the date of the Auditor's Opinion on the financial statements of the Company for the year to which the bonus relates and in no event later than six
(6) months after the close of the fiscal year to which they relate. Notwithstanding any other provision in this plan, 10% of the Executive's bonus shall be based on satisfactory individual performance by Executive. If Executive does not achieve his assigned objectives or fails to meet or exceed high job performance expectations, no payment (or a reduced payment) will be made for this bonus component. In such event the unpaid amount will be credited to a bonus pool which will then be allocated by the Committee, upon the recommendation of the President, to one or more bonus plan participants whose job performance has been outstanding.

         By January 31 of each year during the Term of Employment, Executive may irrevocably elect, by notice in writing to the Company, to receive all or a stated percentage of his incentive compensation, if any, for such fiscal year in the form of stock options to be issued by the Company pursuant to the 1997 Voluntary Stock Option Plan for Key Employees of Stant Corporation and its Subsidiaries (the "1997 Option Plan"). The exercise price, vesting and exercisability conditions and valuation of such options shall be set forth in the 1997 Option Plan.

         (c) Insurance: Pension Benefits. Executive shall participate to the extent eligible in all insurance (including, without limitation, life, travel and accident, medical and dental insurance), pension, pension restoration, deferred compensation, disability, profit-sharing, retirement and other employee welfare and benefit plans maintained from time to time by the Company for its executives or salaried employees, to the extent that such executives or salaried employees participate, in accordance with their respective terms, except as may otherwise be provided herein. The Company reserves the right to change any such welfare or benefit plan in the future, but no such change shall be applied retroactively or adversely affect benefits already accrued.

         (d) Stock Option. The Stock Option Committee of the Board of Directors ("Stock Option Committee") has granted Executive a non-incentive stock option covering thirty thousand (30,000) shares of the Company's common stock at the market price on the date of this Agreement. Such option shall vest at the first anniversary of the date of grant, or sooner if a Change in Control, as is defined in Article 6, occurs prior thereto, and shall be exercisable for 10 years, subject in all cases to the terms of the 1993 Stock Option Plan. The grant is contingent upon approval by the Stockholders of the Company of an appropriate increase in the number of shares available for grant under the Company's current Stock Option Plan.

         (e) Fringe benefits; Vacation. Executive shall participate in the Company's automobile program and all other fringe benefits to the same extent as other senior executives of the Company. Executive shall be entitled to a number of paid vacation days each year as allowed under the Company's vacation policy as currently in effect which shall be no less than four (4) weeks.

         (f) Business Travel and Other Expenses. The Company shall pay or reimburse Executive for all reasonable business travel and other business expenses incurred by Executive in the course of performing his duties under this Agreement, upon presentation by Executive of an itemized account of such expenses.

         3. Term of Employment and Termination.

         (a) Term of Employment. The Term of Employment shall be the period of time which begins on April 1, 1997 and ends on the date (the "Termination Date") which is the earlier of (i) the day

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of Executive's death, (ii) the day Executive reaches age 65 and (iii) the effective date of any termination of the Term of Employment as provided for in this Agreement.

         (b) Termination by the Company for Good Cause. The Company may terminate the Term of Employment at any time for Good Cause (as defined in Subsection 3(C) below). The Company shall notify (the "Good Cause Notice") Executive in writing at least thirty (30) days in advance of any proposed termination for Good Cause (which Good Cause Notice shall state the Good Cause for which Executive is proposed to be dismissed in such detail as to permit a reasonable assessment by Executive of the bona fides thereof). During such notice period Executive shall have the opportunity to cure any breach if the same is capable of being cured.

         (c) Definition of Good Cause. For purposes of this Agreement, the term "Good Cause" shall mean:

         (i) a material breach by Executive of his obligations under this Agreement,

         (ii) material misconduct by Executive in respect to such obligations,

         (iii) Executive's engaging in conduct which is immoral or illegal or which brings Executive or the Company or any of its direct or indirect subsidiaries (collectively the "Stant Group") into disrepute or otherwise damages the business of the Stant Group (as determined in the good faith judgment of the Board of Directors, or

         (iv)   Executive's commission of an act of dishonesty or a felony,

which in any event is not cured by Executive prior to the effective date of the termination of the Term of Employment referred to in the Good Cause Notice; provided, however, that Good Cause shall not include: (a) bad judgment or negligence, (b) any act or failure to act by Executive believed in good faith by him to have been in or not opposed to the interests of the Stant Group, and
(c) any act or failure to act by Executive in respect of which a determination could properly be made that Executive met the applicable standard of conduct described for indemnification or reimbursement or payment of expenses under the Delaware Corporation Law, or the By-laws or Restated Certificate of Incorporation of the Company, or the Company's directors' and officers' liability insurance.

         (d) Termination by the Company for Convenience. Subject to the Company's obligations to pay or provide certain amounts and benefits pursuant to Subsections 4(b) or (c) below, the Company may terminate the Term of Employment at any time for its convenience upon a minimum of sixty (60) days' prior written notice to Executive. In such event, the Company shall have the option of waiving Executive's services during all or part of such notice period; provided, however, that during such notice period the Company shall continue to pay or provide to Executive the amounts and benefits described in
Section 2 above.

         (e) Events of Termination. The following shall constitute Events of
             Termination:

         (i) A reduction in (x) the Base Salary or (y) the percentage of Base Salary which Executive may earn as an annual cash bonus pursuant to Subsection 2(b) above;

         (ii) A material reduction in the benefits available to Executive under the Company's pension and/or pension restoration plans;

         (iii) A material adverse change in Executive's duties and responsibilities or position; and

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         (iv)   An ordered relocation of Executive's place of employment which results in his commutation increasing by more that fifty (50) miles round trip (notwithstanding his right to be reimbursed for all expenses in connection with such relocation).

The occurrence of any such event shall be treated as a termination of the Term of Employment for the convenience of the Company pursuant to Subsection 3(d) above, and the sixty (60) day notice period required by Subsection 3(d) above shall be deemed to have commenced on the date Executive receives written notice from the Company (the "Reduction Notice") of the proposed effective date of the reduction, change or relocation to which Executive does not consent; provided, however, that if Executive fails to notify the Company, in writing as elsewhere provided herein, of Executive's objection to the proposed reduction, change or relocation within ten (10) business days of his receipt of the Reduction Notice, such failure to notify shall be conclusive evidence that Executive consented to such reduction, change or relocation and waived any right to assert that such reduction, change or relocation constitutes a breach of this Agreement or an Event of Termination.

If the Term of Employment is terminated because of an Event of Termination, the Company shall pay or provide to Executive all of the amounts and benefits specified in Subsection 4(b) or (c) below.

         (f) Termination by Executive for Convenience. Executive may terminate the Term of Employment at any time for Executive's convenience, including his election to retire at any time, upon a minimum of sixty (60) days' prior written notice to the Company. The Company shall have the option of waiving all or part of Executive's services during all or part of such notice period; provided, however, that until the end of such notice period (i) the Company shall continue to pay or provide to Executive the amounts and benefits described in Section 2 above and (ii) Executive shall continue to be an "employee" of the Company or one of its subsidiaries and shall not commence active employment with another employer.

In the event a purported termination of the Term of Employment by Executive because of an Event of Termination is, for any reason, found to be invalid, erroneous or incorrect, such termination shall be treated as a termination by Executive for Executive's convenience pursuant to this Subsection 3(f).

         4. Payments upon Termination of Term of Employment.

         When the Term of Employment terminates, Executive shall be entitled to the amounts and benefits provided in this Section 4 and no others:

         (a) Termination by Company for Good Cause or by Executive for His Convenience. If the term of Employment is terminated by the Company for Good Cause pursuant to Subsection 3(b) above or by Executive for his convenience pursuant to Subsection 3(f) above, the Company shall:

         (i) Continue to pay or provide to Executive the amounts and benefits described in Section 2 above until the last day of the Term of Employment (the Termination Date").


         (ii) Not later than the fifth (5th) business day following the Termination Date, pay Executive in cash an amount equal to any accrued but unpaid vacation pay.

         (iii) As soon as such amount can be computed and, in any event, not later than the sixtieth (60th) business day following the Termination Date, pay Executive in cash an amount equal to any earned but unpaid compensation under any incentive compensation plan in which Executive participated during the Term of Employment for all fiscal years completed during the Term of Employment.

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         (iv)   Provide any rights or benefits to which Executive may be
                entitled under COBRA, and upon the expiration of any rights or benefits to which Executive is entitled under COBRA, provide to Executive the opportunity to continue to participate in all of the Company's group medical and dental insurance programs for the remainder of his life, provided Executive shall be obligated to pay the entire cost of his participation in any such program.

         (v) Provide, in accordance with the terms of any such plan, any rights or benefits to which Executive may be entitled under any tax qualified or non-tax qualified welfare or retirement plan of the Stant Group, including the Company's Pension Restoration Plan.

         (b) Termination Prior to a Change of Control by Company for its Convenience or due to an Event of Termination. If, prior to a Change of Control (as defined in Section 6 below), the Term of Employment is terminated by the Company for its convenience pursuant to Subsection 3(d) above or as a result of an Event of Termination pursuant to Subsection 3(e) above, the Company shall:

         (i) Continue to pay or provide to Executive the amounts and benefits described in Section 2 above until the Termination Date.

         (ii) Not later than the fifth (5th) business day following the Termination Date, pay Executive in cash an amount equal to any accrued and unpaid vacation pay.

         (iii) As soon as such amount can be computed and, in any event, not later than the sixtieth (60th) business day following the Termination Date, pay Executive in cash an amount equal to any earned but unpaid compensation under any incentive compensation plan in which Executive participated during the Term of Employment for all fiscal years completed during the Term of Employment.

         (iv) Provide any rights or benefits to which Executive may be entitled under COBRA, it being the intent of the parties to this Agreement that any such rights and benefits shall relate to the period of time immediately subsequent to the Twelve Month Benefit Termination Date (as defined in clause (vi) of this Subsection 4(b)); and upon the expiration of any rights or benefits to which Executive is entitled under COBRA, provide to Executive the opportunity to continue to participate in all of the company's group medical and dental insurance programs for the remainder of his life, provided Executive shall be obligated to pay the entire cost of his participation in any such program.

         (v) Provide, in accordance with the terms of any such plan, any rights or benefits to which Executive may be entitled under any tax qualified or non-tax qualified welfare or retirement plan of the Stant Group, including the Company's Pension Restoration Plan.

         (vi) Pay Executive the Base Salary (payable not less frequently than twice monthly) from the Termination Date through the last day of the twelfth (12th) month following the Termination Date (the "Twelve Month Benefit Termination Date"); provided, however, the amount payable pursuant to this clause (vi) shall be subject to dollar for dollar reduction for base salary paid by any other employer to Executive for this same period or any part thereof; however, Executive is under no obligation to mitigate these payments.

         (vii) Pay Executive in cash any unpaid compensation under any incentive compensation plan in which Executive participated during the Term of Employment (assuming full

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                achievement of personal targets, whether or not actually
                achieved or established) with respect to the year in which the Term of Employment ends; provided, however, that the amount of any such compensation shall (a) be pro-rated to reflect the fact that the Term of Employment ended prior to the end of the period of time to which such incentive compensation relates and
                (b) reflect fully the attainment or lack of attainment of any financial targets incorporated into the plan.

         (viii) Either:

         (a) Provide Continued Participation under all insurance programs and welfare plans referred to in Subsection 2(C) above until the earlier of (i) the day Executive completes the eligibility waiting period under another employers substantially equivalent insurance programs and welfare plans and (ii) the Twelve Month Benefit Termination Date, or

         (b) In the event the Company is unable, despite using its best efforts, to arrange or permit Executive's Continued Participation in any such program or plan as provided in clause
                (vii)(a) above, pay Executive a cash amount equal to the cost to Executive of obtaining benefits comparable to those which would have been provided to Executive pursuant to clause
                (viii)(a) above, such cash payment to be made to Executive in installments on the last day of each calendar month, each such installment to cover such costs as have been incurred by Executive for the preceding month.

For purposes of this Agreement, "Continued Participation" in an insurance program or welfare or benefit plan means the providing of benefits comparable to or greater than the benefits that would have been provided to or for the benefit of Executive had Executive continued to be a full time employee of the Stant Group.

         (ix) As to each defined benefit plan qualified under the Internal Revenue Code of 1986, as amended (the "Tax Code") in which executive was participating sixty (60) days prior to the Termination Date (the "Measurement Date"), pay Executive in cash an amount equal to the value of the additional plan benefit which would have accrued to Executive if Executive's employment with the Stant Group had continued until the Twelve Month Benefit Termination Date, to the extent that Executive would have been vested in such benefit if Executive's employment with the Stant Group had continued until the Twelve Month Benefit Termination Date. Any payments to be made to Executive under this clause (iv) shall be in addition to any benefits due to Executive under the terms of such plans and shall be made within six (6) months after the Termination Date.

                Calculation of the value of any such benefit shall be made on the basis of the actuarial assumptions in use under such plan on the Measurement Date.

         (x) As to each defined contribution plan qualified under the Tax Code in which Executive was participating on the Measurement Date, pay Executive in cash an amount equal to the value of any additional contribution which would have been made to such plan by the Stant Group for Executive's account if Executive's employment with the Stant Group had continued until the Twelve Month Benefit Termination Date, to the extent Executive would have been vested in such benefit if Executive's employment with the Stant Group had continued until the Twelve Month Benefit Termination Date.

                Payments under this clause (x) shall be calculated as if Executive had made all required plan contributions at the maximum rate and had continued to receive annual compensation at a rate equal to the Measurement Amount (as defined in clause
                (vi) of

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                Subsection 4(C) below). Any payments to be made to Executive under this clause (x) shall be in addition to any benefits due to Executive under the terms of such plans and shall be made within six (6) months after the Termination Date.

         (xi) As to any non-qualified pension plan of the Company, provide full credit for vesting and benefit accrual purposes (to the extent that compensation and years of services are relevant in computing benefits thereunder) until the Twelve Month Benefit Termination Date based upon the assumption that during such period Executive had continued to receive annual compensation at a rate equal to the Measurement Amount.

         (c) Termination After a Change of Control by the Company for its Convenience or due to Event of Termination. If, after a Change of Control, the Term of Employment is terminated by the Company for its convenience pursuant to Subsection 3(d) above or as a result of an Event or Termination pursuant to Subsection 3(e) above, the Company shall:

         (i) Continue to pay or provide to Executive the amounts and benefits described in Section 2 above until the Termination Date.

         (ii) Not later than the fifth (5th) business day following the Termination Date, pay Executive in cash an amount for any accrued and unpaid vacation pay.

         (iii) Within five (5) business days after the Termination Date, pay Executive an amount in cash equal to any earned but unpaid compensation under any incentive compensation plan in which Executive participated during the Team of Employment for all fiscal years completed during the Term of Employment.

         (iv) Provide any rights or benefits to which Executive may be entitled under COBRA, it being the intent of the parties to this Agreement that any such rights and benefits shall relate to the period of time immediately subsequent to the Twenty-Four Month Benefit Termination Date (as defined in clause (viii) of Subsection 4(C) below); and upon the expiration of any rights or benefits to which Executive is entitled under COBRA, provide to Executive the opportunity to continue to participate in all of the Company's group medical and dental insurance programs for the remainder of his life, provided Executive shall be obligated to pay the entire cost of his participation in any such program.

         (v) Provide, in accordance with the terms of any such plan, any rights or benefits to which Executive may be entitled under any tax qualified or non-tax qualified welfare or retirement plan of the Stant Group.

         (vi) Within five (5) business days after the Termination Date, pay Executive in cash an amount equal to two (2) times the sum of
                (a) the annual Base Salary in effect on the Measurement Date and (b) the maximum amount Executive could have earned for a full fiscal year under any incentive compensation plan in which Executive was participating on the Measurement Date (assuming full achievement of financial and personal targets, whether or not actually achieved or established) with respect to the year in which the Term of Employment ends (such sum being the "Measurement Amount").

         (vii) Pay Executive in cash any unpaid compensation under any incentive compensation plan in which Executive participated during the Term of Employment (assuming full achievement of financial and personal targets, whether or not actually achieved or established) with respect to the year in which the Term of Employment ends.

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         (viii) Either:

         (a) Provide Continued Participation under all insurance programs and welfare plans referred to in Subsection 2(C) above until the earlier of (i) the day Executive completes the eligibility waiting period under another employer's substantially equivalent insurance programs and welfare plans and (ii) the last day of the twenty-fourth (24th) month following the Termination Date (the "Twenty-Four Month Benefit Termination Date"), or

         (b) In the event the Company is unable, despite using its best efforts, to arrange or permit Executive's Continued Participation in any such programs or plan as provided in clause (viii)(a) above, pay Executive a cash amount equal to the cost to Executive of obtaining benefits comparable to those which would have been provided to Executive pursuant to clause
                (viii)(a) above, such cash payment to be made to Executive in installments on the last day of each calendar month, each such installment to cover such costs as have been incurred by Executive for the preceding month.

         (ix) As to each defined benefit plan qualified under the Tax Code in which Executive was participating on the Measurement Date, pay Executive in cash an amount equal to the value of the additional plan benefit which would have accrued to Executive if Executive's employment with the Stant Group had continued until the Twenty-Four Month Benefit Termination Date, to the extent that Executive would have been vested in such benefit if Executive's employment with the Stant Group had continued until the Twenty-Four Month Benefit Termination Date. Any payments to be made to Executive under this clause (ix) shall be in addition to any benefits due to Executive under the terms of such plans and shall be made within five (5) business days after the Termination Date.

                Calculation of the value of any such benefit shall be made on the basis of the actuarial assumptions in use under such plan on the Measurement Date.

         (x) As to each defined contribution plan under the Tax Code in which Executive was participating on the Measurement Date, pay Executive in cash an amount equal to the value of any additional contribution which would have been made to such plan by the Stant Group for Executive's account if Executive's employment with the Stant Group had continued until the Twenty-Four Month Benefit Termination Date, to the extent Executive would have been vested in such benefit if Executive's employment with the Stant Group had continued until the Twenty-Four Month Benefit Termination Date.

                Payments under this clause (x) shall be calculated as if Executive had made all required plan contributions at the maximum rate and had continued to receive annual compensation at a rate equal to the Measurement Amount. Any payments to be made to Executive under this clause (x) shall be in addition to any benefits due to Executive under the terms of such plans and shall be made within five (5) business days after the Termination Date.

         (xi) As to any non-qualified pension plan of the Company, provide full credit for vesting and benefit accrual purposes (to the extent that compensation and years of service are relevant in computing benefits thereunder) until the Twenty-Four Month Benefit Termination Date based upon the assumption that during such period Executive had continued to receive annual compensation at a rate equal to the Measurement Amount.

         (xii) Provide Executive all fringe benefits which the Company was providing to Executive on the Measurement Date until the Twenty-Four Month Benefit Termination Date.

         (d) Limitation of Amounts/benefits. The amounts and benefits to be paid or provided to Executive pursuant to Subsection 4(c) above (the "Severance Benefit") shall be reduced as described below if the Company would, by reason of section 280G of the Tax Code, not be entitled to deduct for federal income tax purposes any part of the Severance Benefit or any part of any other payment or benefit to which Executive is entitled under any plan or program. For the purposes of this Agreement, the Company's independent auditors shall determine the value of any deferred payments or benefits in accordance with the principles of section 280G of the Tax Code, and tax counsel selected by the Company's independent auditors and acceptable to the Company shall determine the deductibility of payments and benefits to which Executive is entitled. The Severance Benefit shall be reduced only to the extent required, in the opinion of such tax counsel, to prevent such nondeductibility for federal income tax purposes of any part of the remaining Severance Benefit and other payments and benefits to which Executive is entitled. The Company shall determine which elements of the Severance Benefit shall be reduced to conform to the provisions of this Subparagraph. Any determination made by the Company's independent auditors or by tax counsel pursuant to this paragraph shall be conclusive and binding on Executive.

         (e) Death. In the event of Executive's death during the Term of Employment, and in addition to its obligations under any plan or program offered to Executive which provides for payments or benefits after his death, the Company shall:

         (i) Continue to pay the Base Salary through the last day of the second (2nd) month following the month in which Executive's death occurs (the "Second Month Benefit Termination Date").

         (ii) As soon as such amount can be computed and, in any event, not later than the sixtieth (60th) business day after the Termination Date, pay any earned but unpaid incentive compensation under any plan for completed fiscal years plus earned but unpaid compensation under such plan for the year in which Executive's death occurs.

         (iii) Continue to provide to the members of the immediate family of the deceased Executive medical and dental insurance coverage on the same basis that such coverage was provided immediately prior to the Executive's death until the Second Month Benefit Termination Date.

         (iv) Provide any rights or benefits to which members of Executive's immediate family may be entitled under COBRA, it being the intent of the parties to this Agreement that such rights and benefits shall relate to the period of time immediately subsequent to the Second Month Benefit Termination Date.

The payments to be made under this Subsection 4(e) shall be made to the person or persons last designated as recipients of such payments by Executive in written notice filed with the Company or, absent such designation, to Executive's estate.

         (f) Disability. If Executive becomes totally disabled, as defined below in this Subsection, during the Term of Employment, Executive shall be entitled to continuation of the Base Salary until the earlier of (i) the date six (6) months following the date Executive became totally disabled and (ii) the date benefits to Executive commence under the Company's Long Term Disability Plan (or would have commenced if Executive had elected to participate in such plan).

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In addition to the foregoing, Executive shall also receive under this
Subsection 4(f) his prorated annual bonus through the date disability is determined and any deferred vested annual bonuses. During the period of his disability, Executive shall be entitled to continued participation in all Company employee benefit plans (other than life insurance plans) including, but not limited to, continued accrual of retirement benefits and coverage under the Company's medical and hospitalization plans. The determination of disability shall be in accordance with the Company's long-term disability program or in accordance with some other acceptable definition.

         (g) Death During Separation Period. In the event Executive dies while receiving or entitled to any amount or benefit under Subsections 4(a), (b) or
(c) above, Executive's legal representative shall be entitled to receive the amounts and benefits due Executive for the remainder of any periods specified in such Subsections.

         (h) No Duty to Seek Employment. Executive shall not be under any duty or obligation to seek or accept employment at any time subsequent to the Termination Date, and, except as specifically provided under Subsections 4(b) and 4(c) above, no such other employment, if obtained, or compensation or benefits payable in connection therewith, shall reduce any amounts or benefits to which Executive is entitled hereunder.

         (i) Notice of New Employment. If Executive commences full time employment with any employer other than a member of the Stant Group prior to
(i) the Twelve Month Benefit Termination Date if the Term of Employment is terminated pursuant to Subsections 3(d) or (e) above prior to a Change in Control or (ii) the Twenty-Four Month Benefit Termination Date if the Term of Employment is terminated pursuant to Subsections 3(d) or (e) after a Change in Control, then Executive shall provide the Company with written notice of such employment no later than the first day of the calendar month immediately following the date on which Executive commences such employment.

         5. No Other Severance; General Release of the Stant Group.

         In consideration for the amounts and benefits due Executive under
Section 4 above, and as a condition of receiving any such amounts or benefits, Executive shall

         (a) not be entitled to any payments or benefits under any severance policy of general application to executives or salaried employees of the Company, and

         (b) deliver to the Company a general release (the "General Release") releasing each member of the Stant Group and the present and former directors, officers, employees and assigns of any such person (collectively the "Releasees") from any and all liability which the Releasees or any one or more of them had or have or may in the future have to Executive or Executive's successors, heirs, executors and administrators with respect to any and all actions, suits, contracts, agreements, damages and claims of any kind whatsoever, in law or in equity, from the beginning of the world until the date of the General Release, including without limiting the generality of the foregoing any and all claims arising out of or relating in any way whatsoever to the employment of Executive by any of the Releasees; provided, however, that the General Release shall not release the Company from any of its obligations under this Agreement. The General Release shall be in the form of Exhibit A to this Agreement or in such different or other form as the Company in its reasonable discretion shall consider necessary or appropriate to ensure the full enforceability of the General Release under applicable federal, state and local laws.

         6. Change of Control: Attorney's Fees Following a Change of Control.

         The term "Change of Control" means (i) the acquisition by any Person (as such term is defined in Section 13(d) of the Exchange Act) of 20% or more of the combined voting power of the Company's outstanding securities entitled to vote generally in the election of Directors (the "Voting Securities") or (ii) a majority of the Directors of the Company are individuals who were not nominated by the Board of Directors; provided, however, that (y) the acquisition or disposition of any portion of the combined voting power of the Voting Securities by Bessemer Capital Partners LP ("BCP") and/or by any Person affiliated with BCP (BCP and all such Persons being, collectively, the "Bessemer Group") shall in no event constitute a Change of Control and (z) the acquisition by any person who is not a member of the Bessemer Group of 20% or more of the combined voting power of the Voting Securities shall not constitute a Change of Control so long as during the entire time such Person possesses 20% or more of such voting power the Bessemer Group has the power to vote 50% or more of such voting power. In any dispute or controversy arising under this Agreement following a Change of Control, the Company agrees to pay the reasonable fees and expenses of one legal counsel for Executive; provided, however, that Executive acts in good faith and in the reasonable belief of the merit of Executive's position.

         7. Trade Secrets

         Executive recognizes that by reason of his employment hereunder he may have acquired or will in the future acquire confidential information which belongs to or concerns one or more members of the Stant Group ("Confidential Information"). Accordingly, Executive agrees that he will not, directly or indirectly, except to the extent required by law or after obtaining the written consent of the Board of Directors, disclose, or use for his own benefit, any Confidential Information that Executive has learned by reason of his association with the Stant Group or use any such information to the detriment of the Stant Group. For purposes of this Section 7, the term "Confidential Information" shall include all information not publicly available relating to the activities, operations, finances, products and services of the Stant Group, including but not limited to plans, processes, research, programs, ideas, marketing and sale of product information, customer information, costs, pricing, trade secrets and other intellectual property. In the event of a violation of this provision by Executive, the Company shall be entitled, in addition to any other right or remedy it may have, to an injunction, without the posting of any bond or other security, enjoining or restraining Executive from any violation or threatened violation of this provision. Executive shall deliver to the Company at the termination of the Term of Employment or at any other time the Company may request, all memoranda, notes, plans, records, financial data and projections, reports and other documents (and copies thereof) relating to the business of the Stant Group which he may then possess or have under his control. The agreement of Executive as set forth in this
Section 7 shall survive the termination of this Agreement.

         8. Inventions.

         (a) Assignment of Inventions.

         Executive will assign and hereby does assign to the Company his entire right, title and interest in the following inventions and developments, whether patentable or unpatentable, which Executive makes or conceives or reduces to practice, solely or jointly with others:

         (i) Inventions and developments made or conceived or reduced to practice at any time during Executive's employment by any member of the Stant Group, whether during working hours or not, which relate in any way to products manufactured or business conducted by any member of the Stant Group at any time during the period of Executive's employment or which in any other way relate to any subject matter with which Executive's work for any member of the Stant Group is concerned;

         (ii) Inventions and developments made or conceived or reduced to practice at any time during, before or after Executive's employment by any member of the Stant Group which were made or conceived or reduced to practice with the use of the time, materials or facilities of any member of the Stant Group; and

         (iii) Inventions and developments made or conceived or reduced to practice by Executive during the six month period following the Termination Date and which directly or indirectly result from work initiated, conducted, observed or contemplated during Executive's employment by any member of the Stant Group.

         (b) Disclosure of Inventions.

         Executive will promptly disclose in writing to the Company each invention and development of the type set forth in Subsection 8(a) above.

         (c) Assistance. Both during and after Executive's employment by the Stant Group, and without charge to the Stant Group but at the Stant Group's expense, Executive will do all such acts and execute, acknowledge and deliver all papers considered by the Stant Group to be reasonably necessary or advisable for obtaining patents in the United States and any other country for inventions and developments of the type described in Subsection 8(a) above and for vesting or evidencing title to such inventions and developments and to such patents in the Company or its nominee. Executive will also give all reasonable assistance to the Stant Group in any litigation or controversy involving said inventions; provided, however, that should such services be rendered after the Term of Employment, a reasonable compensation shall be paid to Executive upon a per diem basis.

         9. Noncompete

         If the Term of Employment is terminated by the Executive pursuant to Subsection 3(f) above or by the Company pursuant to Subsection 3(b) above, for a period of twelve (12) months after the Termination Date, Executive shall not
(i) directly or indirectly engage in any business substantially similar to the business conducted by the Stant Group in any geographical area in which the Stant Group conducts such business, (ii) participate in the sale to any customer of the Stant Group of products which are substantially similar to those sold to such customer by the Stant Group, (iii) have any significant interest, directly or indirectly, in any such business; provided, however, that nothing herein will prevent Executive from owning in the aggregate not more than five (5) percent of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no participation in the management of such corporation, or (iv) directly or indirectly solicit or induce any employee of the Stant Group to terminate his or her employment with the Stant Group or otherwise interfere with such employee's employment relationship with the Stant Group.

         10. Representations and Warranties

         Executive hereby represents and warrants that he is not prohibited from either entering into this Agreement or fully performing any or all of his obligations hereunder.

         11. Assignment and Delegation

         Executive may not without the Company's written consent thereto assign, transfer or convey his rights or obligations under this Agreement. This Agreement and all of the Company's rights and obligations hereunder may be assigned or transferred by it, in whole but not in part, to and shall be binding upon and inure to the benefit of any successor of the Company, but such assignment by the Company shall not relieve it of any of its obligations hereunder. As used herein, the term "successor" shall mean any business entity which at any time by merger, consolidation or otherwise shall have acquired all or substantially all of the business and assets of the Stant Group.

         12. Amendments

         No alteration, amendment, change or addition hereto shall be binding or effective unless the same is set forth in a writing that is signed by each party hereto.

         13. Partial Invalidity


         If the final judgment of a court of competent jurisdiction declares, after the expiration of the time within which judicial review (if permitted) of such judgment may be perfected, that any term or provision hereof is invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired and (b) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.


         14. Notices

         All communications, notices and consents provided for herein shall be in writing and be given in person or by means of facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type) or by mail or overnight delivery service, and shall become effective (i) on delivery if given to a person, (ii) on the date of transmission if sent by facsimile or other means of wire transmission, or (iii) four business days after being deposited in the United States mails, with proper postage and documentation, for First-Class Registered or Certified mail, prepaid. Notices shall be addressed as follows:

          (a) if to Executive, to:            William S. Wade, Jr.
                                              28 Whipstick Road
                                              Ridgefield, CT 06877

          (b) if to the Company, to:          Stant Corporation
                                              425 Commerce Drive
                                              Richmond, IN 47374
                                              Attn: John P. Reilly, President
                                              Facsimile number: (317) 962-0314


provided, however, that if any party shall have designated a different address by notice given in accordance with this Section 14 to the other party to this Agreement, then the last address so designated shall control.

         15. Waivers

         A waiver by either party of any breach of any provision of this Agreement shall not be deemed to constitute a waiver of any preceding or subsequent breach of the same or any other provision of this Agreement.

         16. Governing Law

         All matters respecting this Agreement, including the validity thereof, are to be governed by, and interpreted, construed and enforced in accordance with the internal (and not conflict) laws of the State of Indiana.

         17. Consent to Jurisdiction: Availability of Temporary Restraining Orders and Injunctions

         Executive hereby expressly and irrevocably (i) agrees that the Company may bring any action, whether at law or in equity, arising out of or based upon this Agreement in the State of Indiana or in any federal court therein, (ii) consents to personal jurisdiction in any such court and to accept service of process in accordance with the provisions of the laws of the State of Indiana, or of the State of Illinois, and (iii) agrees that in addition to any other remedy provided at law or in equity, the Company shall be entitled to a temporary restraining order and both preliminary and permanent injunctions restraining Executive from violating any of the provisions of Sections 7, 8 or 9 above.

         18. Supersedes Prior Agreements; Entire Agreement

         This Agreement automatically terminates, supersedes and replaces any and all other agreements, promises, understandings and arrangements, whether written or oral, express or implied, between Executive and any member of the Stant Group relating to Executive's employment or conditions of employment (except any pre-existing contractual obligations of Executive concerning confidentiality or assignment of patents, inventions, ideas or intellectual property). This instrument contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be changed orally but only by agreement in writing signed on behalf of the Company by the President.

         IN WITNESS WHEREOF, the parties hereto have executed this agreement, as of the date and year first above written.


                                      STANT CORPORATION
Attest

/s/ W. Thomas Margetts
--------------------------------      By: /s/ J. P. Reilly
W. Thomas Margetts                        -------------------------------------
Sr. Vice President                        J. P. Reilly
                                          President and Chief Executive Officer

                                       EXECUTIVE
Witness
/s/ Steven H. Lutz                     /s/ William S. Wade, Jr.
--------------------------------       ----------------------------------------
                                       William S. Wade, Jr.